Exhibit (a)(1)(B)

Distribution date: Friday, July 2

Distributed by: Textron

From: generalequity@textron.com

Subject:  Option Exchange Program: Window Opens and Offer to Exchange

We are pleased to announce the official launch of the Textron Inc. Option Exchange Program effective today, Friday, July 2, 2010. As explained in previous communications, the Option Exchange Program is a voluntary program that offers you the opportunity to exchange eligible options for fewer new options with a lower strike price.

Complete details are contained in the attached “Offer to Exchange” document. You will receive a separate e-mail later today with your individual Login ID and temporary password to access the Option Exchange Website, where you will submit your elections.

If you wish to participate in the offer, your confidential election to exchange must be submitted through the Option Exchange Website prior to the close of the program, at 11:59 p.m. (Eastern Time) on Friday, July 30, 2010.

If you have any questions, please contact Nate Walker, Stock Plan Lead, at 401-457-3570 or e-mail generalequity@textron.com.

Textron makes no recommendations as to whether you should participate in the Option Exchange Program; we encourage you to consult with your own advisors regarding your decision. Textron reserves the right to extend the offer period in the event of unforeseen circumstances.